Bazaarvoice, Inc.

10901 Stonelake Blvd.

Austin, Texas 78759

July 14, 2016

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Nicholas P. Panos, Senior Special Counsel

Jennifer Lopez, Attorney-Advisor

Re:	Bazaarvoice, Inc.

Schedule TO-I Filed July 5, 2016

File No. 005-87043

Ladies and Gentlemen:

On behalf of Bazaarvoice, Inc., a Delaware corporation (the “Company”) and as requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated July 13, 2016 in connection with the above-referenced Schedule TO-I (the “Schedule TO”), filed on July 5, 2016, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff to assist the Company in connection with the above referenced filing.

Very truly yours,

/s/ Kin Gill
Kin Gill
Chief Legal Officer, General Counsel and Secretary
Bazaarvoice, Inc.